SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                                  Quarterly Information

                                                  GOL Linhas Aéreas Inteligentes S.A.

                                                  March 31, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

QUARTERLY INFORMATION

March 31, 2006

SPECIAL REVIEW REPORT

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

1.
We have performed a special review of the Quarterly Information - ITR of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries for the quarters ended March 31 2006 and 2005, comprising the balance sheets of the parent company and consolidated and the respective statements of income, the performance report and relevant information prepared in accordance with the accounting practices adopted in Brazil.

2.
We conducted our review in accordance with standards of IBRACON – Brazilian Institute of Independent Auditors, coupled with the Federal Accounting Council, consisting mainly of: (a) inquiry and discussion with the managers in charge of the Company’s accounting, financial and operating areas in relation to the main criteria adopted in the preparation of the Quarterly Information; and (b) review of information and subsequent events which have or may have relevant effects on the financial situation and operations of the Company.

3.
Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to above for them to be in conformity with the accounting practices adopted in Brazil, in accordance with the rules issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of the Quarterly Information.

São Paulo, April 12, 2006

     ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

     Maria Helena Pettersson
Accountant CRC-1SP119891/O-0

GOL LINHAS AÉREAS INTELIGENTES S.A.

     BALANCE SHEETS
March 31, 2006 and December 31, 2005
(In thousands of reais)

		Parent Company		Consolidated

	Note	03.31.2006	12.31.2005	03.31.2006	12.31.2005

ASSETS
Current assets
Cash and cash equivalents	3	32,670	36,632	186,530	129,304
Short-term investments	3	160,598	210,408	726,275	739,731
Accounts receivable		-	-	584,031	568,848
Allowance for doubtful accounts		-	-	(5,808)	(4,890)
Deferred taxes and carryforwards	4	12,709	11,037	25,593	20,022
Inventories		-	-	38,039	40,683
Prepaid expenses		844	864	47,934	39,907
Dividends receivable		384,632	349,506	-	-
Other receivables		-	-	7,068	13,102

Total current assets		591,453	608,447	1,609,662	1,546,707

Non-current assets
Deposits for aircraft leasing contracts		-	-	28,790	29,618
Deferred taxes and carryforwards	4	54,712	45,000	79,639	62,121
Investments	5	1,210,441	1,038,677	1,692	1,829
Property, plant and equipment (include
advances for aircraft acquisition of
R$419,621 on March 31, 2006 and
R$356,765 on March 31, 2005)	6	-	-	669,131	580,028
Other		149	95	39,470	35,553

Total non-current assets		1,265,302	1,083,772	818,722	709,149

Total assets		1,856,755	1,692,219	2,428,384	2,255,856

		Parent Company		Consolidated

	Note	03.31.2006	12.31.2005	03.31.2006	12.31.2005

LIABILITIES
Current liabilities
Suppliers		-	-	70,656	73,924
Payroll and related charges		-	-	28,104	39,947
Provision for income tax and social
contribution	13	18,039	17,051	81,394	57,186
Landing fees and duties payable		-	-	26,604	26,564
Airtraffic liability		-	-	185,542	217,800
Short-term borrowings	7	-	-	104,459	54,016
Dividends and interest on shareholder’s
equity	10 b	143,618	101,482	143,618	101,482
Employee profit sharing	15	-	-	37,691	31,691
Other liabilities		978	771	31,362	50,916

Total current liabilities		162,635	119,304	709,430	653,526

Non-current liabilities
Accounts payable and provisions		-	-	24,834	29,415

Shareholders’ equity
Capital stock	10 a	992,943	991,204	992,943	991,204
Capital reserves		89,556	89,556	89,556	89,556
Retained earnings		602,952	485,744	602,952	485,744
Total comprehensive income,
net of taxes	16 a	8,669	6,411	8,669	6,411

Total shareholders’ equity		1,694,120	1,572,915	1,694,120	1,572,915

Total liabilities		1,856,755	1,692,219	2,428,384	2,255,856

See accompanying notes to the Quarterly Information - ITR.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF INCOME (UNAUDITED)
Periods ended March 31, 2006 and 2005
(In thousands of reais, except per share profit)

		Parent Company		Consolidated

	Note	03.31.2006	03.31.2005	03.31.2006	03.31.2005

Gross operating revenue
Passenger		-	-	862,391	589,403
Cargo		-	-	22,754	14,991
Other		-	-	11,704	10,015

		-	-	896,849	614,409
Income taxes and contributions		-	-	(33,833)	(25,250)

Net operating revenues		-	-	863,016	589,159

Cost of services rendered	11	-	-	(544,609)	(354,534)

Gross profit		-	-	318,407	234,625

Operating expenses (income)
Commercial expenses	11	-	-	(99,330)	(72,081)
Administrative expenses	11	(1,747)	(199)	(24,199)	(12,168)
Interest expenses	12	(37,134)	(705)	(56,271)	(17,609)
Interest income	12	9,968	1,539	45,675	37,996

		(28,913)	635	(134,125)	(63,862)

Results of equity interest
Equity accounting		144,488	111,837	-	-

Income before income tax and social
contribution		115,575	112,472	184,282	170,763

Income tax and social contribution	13	9,712	-	(58,995)	(58,291)

Income before reversal of interest on own
capital	10 b	125,287	112,472	125,287	112,472

Reversal of interest on shareholder’s equity	12	35,391	-	35,391	-

Net income		160,678	112,472	160,678	112,472

Number of outstanding shares on the
balance sheet date		195,972,633	187,543,243	195,972,633	187,543,243

Earnings per share (R$)		0.82	0.60	0.82	0.60

See accompanying notes to the Quarterly Information - ITR.

GOL LINHAS AÉREAS INTELIGENTES S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
March 31, 2006 and December 31, 2005
(In thousands of reais)

	Capital stock		Capital reserves		Profit reserves

				Subsidiary’s special goodwill reserve			Accumulated other comprehensive income	Retained earnings or accumulated deficit
			Goodwill in
	Subscribed	Unrealized	share		Legal reserve	Reinvestment reserve
	capital	capital	transfer						Total

Balances on December 31, 2004	719,474	-	60,369	29,187	11,990	167,123	-	-	988,143

Capital increase at April 27, 2005	193,890	-	-	-	-	-	-	-	193,890
Capital increase at May 2, 2005	77,440	-	-	-	-	-	-	-	77,440
Capital increase at October 25, 2005	400	-	-	-	-	-	-	-	400
Capital increase at December 21, 2005	1,739	(1,739)	-	-	-	-	-	-	-
Total comprehensive income, net of taxes	-	-	-	-	-	-	6,411	-	6,411
Net income for the year	-	-	-	-	-	-	-	424,501	424,501
Profit allocation:
Legal Reserve	-	-	-	-	21,225	-	-	(21,225)	-
Dividends and interest on shareholder’s equity	-	-	-	-	-	-	-	(117,870)	(117,870)
Reinvestment reserve	-	-	-	-	-	285,406	-	(285,406)	-

Balances at December 31, 2005	992,943	(1,739)	60,369	29,187	33,215	452,529	6,411	-	1,572,915

Realized capital increase	-	1,739	-	-	-	-	-	-	1,739
Total comprehensive income, net of taxes	-	-	-	-	-	-	2,258	-	2,258
Net income for the period	-	-	-	-	-	-	-	160,678	160,678
Profit allocation:
Dividends and interest on own capital	-	-	-	-	-	-	-	(43,470)	(43,470)

Balances at March 31, 2006 (unaudited)	992,943	-	60,369	29,187	33,215	452,529	8,669	117,208	1,694,120

See accompanying notes to the Quarterly Information - ITR.

		Parent Company		Consolidated

	Note	03.31.2006	03.31.2005	03.31.2006	03.31.2005

FINANCIAL RESOURCES PROVIDED BY
Resources generated by (used in) operations:
Net Income for the period	10 b	160,678	112,472	160,678	112,472
From operations:
Items that not affect working capital:
Equity accounting		(144,488)	(111,837)	-	-
Depreciation and amortization	11	-	-	12,395	6,974
Deferred taxes	13	(9,712)	-	(16,675)	(3,040)

		6,478	635	156,398	116,406
From shareholders:
Capital payment		1,739	-	1,739	-
Capital increase		-	25,772	-	-

		1,739	25,772	1,739	-
From third-parties:
Total comprehensive income, net of taxes	16	2,258	-	2,258	-
Increase in non-current liabilities		-	-	-	5,064

Total sources		10,475	26,407	160,395	121,470

USE OF RESOURCES
In operations:
Proposed dividends and interest on shareholder’s equity		43,470	-	43,470	-
Investments in subsidiaries		27,276	-	-	-

Acquisition of property, plant and equipment, including

advances for aircraft acquisition of R$ 62,856
(R$ 78,875 on 03.31.2005)		-	-	101,498	104,332
Decrease in non-current liabilities		-	-	4,581	-
Investments in non-current assets		54	204,020	3,795	6,656

Total investments		70,800	204,020	153,344	110,988

Increase in net working capital		(60,325)	(177,613)	7,051	10,482

Change in net working capital
Current assets:
At end of the period		591,453	61,561	1,609,662	1,279,425
At beginning of the period		608,447	61,123	1,546,707	1,312,050

		(16,994)	438	62,955	(32,625)
Current liabilities:
At end of the period		162,635	258,592	709,430	474,707
At beginning of the period		119,304	80,541	653,526	517,814

		43,331	178,051	55,904	(43,107)

Increase in working capital		(60,325)	(177,613)	7,051	10,482

See accompanying notes to the Quarterly Information - ITR.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

1. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is the parent company of Gol Transportes Aéreos S.A. (GOL), a low-cost low-fare airline company based in Brazil, which provides regular air transportation services among the main Brazilian cities and also for cities in Argentina, Bolivia, Paraguay and Uruguay. The Company’s strategy is to grow and increase results of its businesses, popularizing and stimulating demand for safe air transportation in South America for business and leisure passengers, keeping its costs among the lowest in the industry world wide. The Company’s fleet, simplified and with a single class of services, ranks among the sector’s newest and most modern, with low maintenance, fuel and training costs and high utilization and efficiency levels.

GOL started its operations at January 15, 2001 and at March 31, 2006 it operated a 45-aircraft fleet, comprised of 8 Boeing 737-800, 24 Boeing 737-700 and 13 Boeing 737-300. During the first quarter of 2006, the Company inaugurated 4 new destinations, increasing served destinations to 49 (43 in Brazil, 3 in Argentina, 1 in Bolivia, 1 in Paraguay and 1 in Uruguay).

At March 31, 2006 and December 31, 2005, the Company’s share ownership structure is as follows:

	03.31.2006			12.31.2005

	Common	Preferred	Total	Common	Preferred	Total

Aeropar Participações S.A.	100.00%	-	55.85%	100.00%	36.40%	71.92%
Comporte Participações S.A.	-	-	-	-	3.87%	1.71%
Fundo de Investimento ASAS	-	40.27%	17.78%	-	-	-
Market	-	59.73%	26.37%	-	59.73%	26.37%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The Company incorporated in March 2006 two new companies, GAC Inc. and Gol Finance, located in Cayman Islands, whose activities are relate to aircraft acquisition and financing. At March 31, 2006, there were no material transactions registered in these companies.

2. Basis of Preparation and Presentation of the Quarterly Information

The consolidated Quarterly Information were prepared in accordance with the generally accepted accounting principles in Brazil and the provisions contained in the Brazilian Corporation Law, in the Chart of Accounts prepared by the Civil Aviation Department – DAC and the supplementary rules of the Brazilian Securities and Exchange Commission – CVM, consistently applied to the financial statements for the year ended December 31, 2005.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

2. Basis of Preparation and Presentation of the Quarterly Information – Continued

The Quarterly Information are presented in compliance with the pronouncement of IBRACON NPC 27 – Accounting Statements – Presentation and Disclosures.

The Quarterly Information includes in the appendix I, as supplementary information, the statement of cash flow – prepared by the indirect method, from accounting records, based on the guidelines of IBRACON – Brazilian Institute of Independent Auditors. Management considers this information material to the market.

The Company has entered into an Agreement for the Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, starting to integrate indices of Shares with Differentiated Corporate Governance – IGC, Shares with Differentiated Tag Along – ITAG and Corporate Sustainability – ISE, created to differ companies committed to adopting differentiated corporate governance practices. The Company’s Quarterly Information comprise the additional requirements of BOVESPA Novo Mercado.

a) Information with disclosures made based on USGAAP

The accounting practices adopted in Brazil differ from accounting principles generally accepted in the United States – USGAAP applicable to the air transport segment, especially the allocation of maintenance expenses to income. At March 31, 2006, the net income for the year, in accordance with accounting practices adopted in Brazil (BRGAAP), was R$ 19,112 lower (R$ 88,729 at December 31, 2005) due to this difference and the respective tax effects in comparison with net income under USGAAP. At this same date, shareholder’s equity presented in the Company’s corporate Quarterly Information was R$ 270,554 (R$ 249,416 at December 31, 2005) lower due to, mainly, the accumulated difference in the allocation of maintenance expenses and respective tax effects, also as the result of the accounting for stock options granted to executives and employees. There are also certain differences in the classification of assets, liabilities and income items. The Company discloses significant information on transactions in a consistent way in the corporate Quarterly Information and in accordance with USGAAP.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

3. Cash and Cash Equivalents and short-term investments

	Parent Company		Consolidated

	03.31.2006	12.31.2005	03.31.2006	12.31.2005

Cash and cash equivalents
Cash and banks	8,064	210	62,899	25,964
Financial Investments
Fixed income	1,064	236	26,996	44,197
Variable income	-	619	-	619
Government securities	-	34,567	2,966	34,567
Bank Deposit Certificates – CDB	23,542	1,000	93,669	23,957

	32,670	36,632	186,530	129,304

Short-term Investments
Bank Deposit Certificates – CDB	10,479	32,687	215,392	286,800
Government securities	150,119	177,721	349,826	452,931
Fixed Income Investments Overseas	-	-	161,057	-

	160,598	210,408	726,275	739,731

Financial investments in CDB (Bank Deposit Certificate) have an average remuneration, net of taxes, of approximately 1.29% a month, based on the CDI (Interbank Deposit Certificate) variation, and may be redeemed at any time without loss of the recognized revenue. Fixed income investments overseas refer to government securities issued by the Austrian Government and earn interest of 78% of CDI.

The Company and its subsidiary Gol Transportes Aéreos S.A. hold 100% of the quotas of exclusive investment funds, constituted as mutual fund with indefinite term and with tax neutrality, resulting in benefits to their quota holders. Investments in exclusive investment funds have daily liquidity. The exclusive fund portfolio management is carried out by external managers who follow the investment policies established by the Company.

Based on the financial statements of the exclusive funds, prepared according to the rules of the Central Bank of Brazil – BACEN, these investments are classified as securities for trading, appraised at market value, whose earnings are reflected in financial revenues.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

3. Cash and Cash Equivalents and short-term investments – Continued

Financial assets integrating fund portfolios are recorded, as applicable, in the Special System for Settlement and Custody – SELIC, in the Brazilian Custody and Settlement Chamber – CETIP or on the Brazilian Mercantile and Futures Exchange – BM&F.

Investment funds take part in operations comprising financial derivative instruments recorded in equity or compensation accounts that aim to manage the Company’s exposure to market risks and foreign exchange rates. Information concerning risk management policies and the positions of open derivative financial instruments are detailed in Note 16.

4. Deferred Taxes, Recoverable Taxes or Carryforwards, Short and Long-Term

	Parent Company		Consolidated

	03.31.2006	12.31.2005	03.31.2006	12.31.2005

Recoverable taxes or carryforwards
PIS and Cofins credits	-	448	806	520
Prepayment of IRPJ and CSSL	5,799	5,799	7,802	6,221
Credit of IRRF on financial investments	5,031	4,790	6,592	4,790
Other	989	-	4,556	2,605

	11,819	11,037	19,756	14,136

Deferred income tax and social contribution
Accumulated tax losses and social contribution
negative basis	55,602	45,000	54,712	45,000
Tax credits arising from incorporation	-	-	17,999	19,458
Temporary differences	-	-	12,765	3,549

	55,602	45,000	85,476	68,007
Short-Term	(12,709)	(11,037)	(25,593)	(20,022)

Long-Term	54,712	45,000	79,639	62,121

Tax credits resulting from accumulated deficit and social contribution negative basis were recorded based on the expectation of the generation of future taxable income. Management estimates, based on the Company’s business plans, approved by the Board of Directors, that the credits will be realized in a 3-year term as of 2006.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

5. Investments in Subsidiaries

Turnover of investments:

	Gol Transportes	Gol Finance	Total
	Aéreos S.A	LLP	investments

Balances at December 31, 2005	685,699	352,978	1,038,677

Capital increase in foreign subsidiary	-	60,144	60,144
Equity accounting	146,640	(2,152)	144,488
Unrealized hedge results	2,258	-	2,258
Dividends to distribute	(35,126)	-	(35,126)

Balance at March 31, 2006	799,471	410,970	1,210,441

The subsidiary GOL distributed dividends corresponding to 25% of the base income for the quarter ended March 31, 2006.

6. Property, Plant and Equipment

		03.31.2006		12.31.2005

	Annual depreciation rate	Cost	Accumulated Depreciation	Net value	Net value

Flight equipment
Spare engines	20%	54,132	-	54,132	53,401
Replacement part kits	20%	185,347	73,355	111,992	105,123
Aircraft and safety equipment	20%	805	180	625	635
Tools	10%	2,280	307	1,973	1,700

		242,564	73,842	168,722	160,859
Property, plant and equipment in service
Software licenses	20%	20,405	6,929	13,476	12,772
Vehicles	20%	1,841	913	928	1,017
Machinery and equipment	10%	5,698	655	5,043	3,438
Furniture and fixtures	10%	4,894	1,059	3,835	3,571
Computers and peripherals	20%	7,693	3,056	4,637	3,739
Communication equipment	10%	1,145	228	917	877
Facilities	10%	1,951	206	1,745	942
Brand names and patents	-	37	-	37	37
Leasehold improvements	4%	3,589	779	2,810	22,519
Work in progress	-	51,573	4,213	47,360	13,492

		98,826	18,038	80,788	62,404

		341,390	91,880	249,510	223,263

Advances for aircraft acquisition	-	419,621	-	419,621	356,765

		761,011	91,880	669,131	580,028

Advances for aircraft acquisition refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 67 Boeing 737-800 Next Generation (17 aircraft at December 31, 2005), as further explained in Note 14, and capitalized interest of R$ 23,706 are included (R$ 20,357 at December 31, 2005).

The work in progress is related mainly to the Aircraft Maintenance Center construction in Minas Gerais and works in new bases.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

7. Short-Term Borrowings

At March 31, 2006, the Company maintains 11 short-term credit lines with 6 financial institutions that allow borrowings up to R$ 400,000. Six of those lines are guaranteed by promissory notes which allow borrowings up to R$ 78,000. At March 31, 2006, there were no outstanding borrowings under these facilities. Two of those lines are guaranteed by accounts receivable from credit card providers in the limit of R$ 220,000. At March 31, 2006, there were loans of R$ 104,459 using these instruments.

8. Provision for Contingencies

	Consolidated

	03.30.2006	12.31.2005

Provision for labor contingencies	541	292
Provision for civil contingencies	2,804	2,045
Provision for tax contingencies	20,017	19,294

	23,362	21,631

There were no significant changes in the status of the proceedings as disclosures in the Financial Statements of the year ended December 31, 2005.

9. Transactions with Related Parties

GOL maintains an agreement with the associated companies for passenger and luggage transportation between airports and for the transportation of employees, executed under normal market conditions.

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by the associated company whose agreement expires at March 31, 2008 and has an annual price restatement clause based on the General Market Price Index (IGP-M).

The balances payable to the associated companies, in the amount of R$ 89 (R$ 97 at December 31, 2005) are included in the suppliers’ balance jointly with third-party operations. The amount of expenses which affected the income for the first quarter of 2006 is R$ 761 (R$ 389 in the first quarter of 2005).

10. Shareholders’ Equity

a) Capital stock

i. On March 31, 2006, the capital stock is represented by 109,448,497 common shares and 86,524,136 preferred shares.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

10. Shareholders’ Equity – Continued

a) Capital stock – Continued

ii. ii. The authorized capital stock at March 31, 2006 is R$ 1,223,119. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase the capital stock regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, placement of which is made through sale on a stock exchange or by public subscription, or also through the exchange for shares, in a control acquisition public offering, as provided for by the law. Issue of beneficiary parties is prohibited under the terms of the Company’s Bylaws.

iii. Preferred shares have no voting rights, except concerning the occurrence of specific facts allowed by the Brazilian legislation. These shares have as preference: priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, assuring dividend at least equal to that of common shares.

iv. The quote of the shares of Gol Linhas Aéreas Inteligentes S.A., at March 31, 2006, on the São Paulo Stock Exchange – BOVESPA, corresponded to R$58.05 and US$ 26.80 on the New York Stock Exchange – NYSE. The equity value per share at March 31, 2006 is R$ 8.69 (R$ 8.03 at December 31, 2005).

b) Dividends and Interest on Own Capital

In accordance with the Company’s policy for quarterly dividends distribution in 2006, the management recommends the payment to the shareholders of 25% of the base income for the first quarter ended March 31, 2006.

The base income for the determination of intercalary dividends amounts R$152,644 – the income for the quarter ended March 31, 2006 adjusted under the terms of the Article 202 of the Corporation Law applicable for calculation of annual mandatory minimum dividend.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

10. Shareholders’ Equity – Continued

b) Dividends and Interest on Own Capital – Continued

In accordance with Law #9,249, as of December 26, 1995 the Company opted, in the first quarter of 2006, the payment to shareholders of interest on shareholder’s equity, calculated on the accounts of the shareholders’ equity and limited to the “pro rata die” variation of the Long-Term Interest Rate – TJLP, in the amount of R$ 35,391 (including the IRRF in the amount of R$ 5,309).

The proposal of intercalary dividends related to the quarter ended March 31, 2006, which is being sent by the Management to the Board of Directors for approval, is in the amount of R$ 8,079.

Such dividends and interest on shareholder’s equity will be inputed to the mandatory minimum dividend for the first quarter of 2006. The proposed dividends and interest on shareholder’s equity will be paid on May 23, 2006.

11. Cost of Services Rendered, Sales and Administrative Expenses

	Consolidated

	03.31.2006					03.31.2005

	Cost of services rendered	Sales expenses	Administrative expenses	Total	%	Total	%

Salaries, wages and benefits	59,139	-	20,318	79,457	11.9	52,518	12.0
Aircraft fuel	254,306	-	-	254,306	38.1	146,170	33.3
Aircraft leasing	66,487	-	-	66,487	10.0	51,869	11.8
Supplementary leasing	30,118	-	-	30,118	4.5	28,749	6.6
Maintenance material and repair	26,115	-	-	26,115	3.9	13,848	3.2
Aircraft and traffic servicing	29,465	-	2,156	31,621	4.7	17,766	4.0
Sales and marketing	-	99,330	-	99,330	14.9	72,081	16.4
Landing fees	30,341	-	-	30,341	4.5	19,046	4.3
Depreciation and amortization	11,862	-	533	12,395	1.9	6,974	1.6
Other expenses	36,776	-	1,192	37,968	5.6	29,762	6.8

	544,609	99,330	24,199	668,138	100.0	438,783	100.0

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

11. Cost of Services Rendered, Sales and Administrative Expenses – Continued

Salaries, wages and benefits expenses include provision for 2006 employee profit sharing in an estimated amount of R$ 6,000 (R$ 4,500 in the first quarter of 2005).

At March 31, 2006, aircraft fuel expenses include R$ 628, arising from results with derivatives represented by fuel hedge contract results expired in the period and measured as effective to hedge the expenses against fuel price fluctuations.

12. Net Financial Income

	Parent Company		Consolidated

	03.31.2006	03.31.2005	03.31.2006	03.31.2005

Financial Expenses:
Interest on loans	-	-	(3,263)	(4,810)
Foreign exchange variations on liabilities	(1,498)	-	(10,233)	(7,197)
Losses in investment funds	-	-	-	-
Losses on financial instruments	-	-	(228)	-
CPMF tax	(242)	(386)	(2,576)	(2,478)
Monetary variations on liabilities	-	-	(419)	(397)
Interest on own capital	(35,391)	-	(35,391)	-
Other	(3)	(319)	(4,161)	(2,727)

	(37,134)	(705)	(56,271)	(17,609)

Financial income:
Interest and gains on financial investments	390	1,539	2,726	7,032
Foreign exchange variations on assets	1,150	-	6,661	4,478
Gains on financial instruments	8,428	-	31,246	26,310
Capitalized interest	-	-	3,350	-
Monetary variations on assets	-	-	479	139
Other	-	-	1,213	37

	9,968	1,539	45,675	37,996

Net financial income	(27,166)	834	(10,596)	20,387

13. Income Tax and Social Contribution

The reconciliation of income tax and social contribution expenses, tax expenses, calculated by applying combined statutory tax rates and the amounts presented in the result, is set forth below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

13. Income Tax and Social Contribution – Continued

	Consolidated

Description	03.31.2006	03.31.2005

Income before income tax and social contribution	184,282	170,763
Combined tax rate	34%	34%
Income tax and social contribution based on the combined tax rate	62,656	58,059
Other permanent differences	(3,661)	232

Income tax and social contribution debited to the result	58,995	58,291

Effective rate	32.0%	34.1%

Current income tax and social contribution	75,670	61,331
Deferred income tax and social contribution	(16,675)	(3,040)

	58,995	58,291

14. Commitments

The Company leases its operating aircraft, airport terminals, other airport facilities, offices and other equipment. At March 31, 2006 the Company carried operational lease agreements on 45 aircraft (42 at December 31, 2005), with expiration dates from 2006 to 2014.

The future payments of leases under the operating lease agreements, denominated in US dollar, have the following breakdown per year at March 31, 2006:

	R$			US$ (in thousand)

	Aircraft	Engines	Total	Aircraft	Engines	Total

2006	191,929	7,955	199,884	88,349	3,662	92,011
2007	244,647	9,913	254,560	112,616	4,563	117,179
2008	179,466	8,299	187,765	82,612	3,820	86,432
2009	137,204	4,388	141,592	63,158	2,020	65,178
2010	52,507	2,090	54,597	24,170	962	25,132
After 2010	76,534	-	76,534	35,230	-	35,230

	882,287	32,645	914,932	406,135	15,027	421,162

During the first quarter of 2006 the Company entered into new operating lease agreements for one Boeing 737-300 and two Boeing 737-700, which are not subject to deposits for leasing contracts.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

14. Commitments – Continued

The Company has an agreement with Boeing to purchase 101 Boeing 737-800 Next Generation aircraft, 67 of which are firm orders and 34 purchase options. The approximate amount of the firm orders is R$ 10,155 million (corresponding to approximately US$ 4,675 million), based on the aircraft list price, including estimates for contractual increases in prices and deposits during the aircraft construction stage as shown below:

	Expected Delivery Firm Orders	R$	US$ (in thousand)

2006	11	1,534,688	706,448
2007	13	1,867,528	859,661
2008	10	1,471,595	677,405
2009	11	1,675,878	771,441
2010	8	1,272,451	585,735
After 2010	14	2,332,795	1,073,833

	67	10,154,935	4,674,523

The Company has made initial payments for the aircraft acquisition using its own funds originating from the primary share offering and loans contracted through short-term credit lines and supplier financing.

The Company expects that aircraft purchase obligations will be financed up to 85% through long-term financing agreements guaranteed by the US Eximbank.

15. Employees

The Company has a profit sharing plan and stock option plans.

The employee profit sharing plan is linked to the economic and financial results measured based on the Company’s performance indicators that assume the achievement of the Company’s, its business units’ and individual performance goals. At March 31, 2006, the provision made based on Management’s estimates and expectations is R$ 6,000 (R$ 4,500 in the first quarter of 2005).

At January 2, 2006, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the granting of 99,816 options for the purchase of the Company’s preferred shares at the price of R$ 47.30 per share.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

15. Employees – Continued

The transactions are summarized below:

	Stock options	Weighted average price for the year

Outstanding at December 31, 2005	321,251	11.21
Granted	99,816	47.30
Exercised	-	-

Outstanding at March 31, 2006	421,067	19.76

Quantity of shares to be exercised at December 31, 2004	507,765	3.04
Quantity of shares to be exercised at December 31, 2005	158,353	6.50
Quantity of shares to be exercised at December 31, 2006	254,573	6.91

The weighted average fair values on the granting dates of the stock options, at March 31, 2006, were R$ 21.53, R$ 25.89 and R$ 46.50 respectively, and they were estimated based on the Black-Scholes stock option pricing model, assuming a 1.5% dividend payment, an expected volatility of approximately 43%, a weighted average risk free rate of 15% and a average maturity of 3.9 years.

The accounting practices adopted in Brazil do not require recognition of compensation expenses through the Company’s stock options. If the Company had recorded in its results the compensation expenses by means of stock options, based on the fair value on the date of the options granting, the income would have been R$ 2,027 lower (R$ 1,365 in the first quarter of 2005 and R$ 8,632 in the year of 2005).

The exercise price interval and the remaining weighted average maturity of the outstanding options, as well as the exercise price interval for the options to be exercised at March 31, 2006 are summarized below:

Outstanding Options				Options to be exercised

Exercise price interval	Outstanding options at 03/31/2006	Remaining weighted average maturity	Weighted average exercise price	Options to be exercised 03/31/2006	Weighted average exercise price

3.04	233,833	1.80	3.04	218,209	3.04
33.06	87,418	8.75	33.06	31,373	33.06
47.30	99,816	9.75	47.30	4,991	47.30

3.04-47.3	421,067	5.13	19.76	254,573	7.61

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

16. Derivative Financial Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in fuel price and foreign exchange rate risk, in view that its revenues are generated in reais and the Company has significant commitments in US dollars, credit risks and interest rate risks. The Company uses derivative financial instruments to minimize those risks. The Company maintains a formal risk management policy under the management of its executive officers, its Risk Policy Committee and its Board of Directors.

The management of these risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. The exclusive investment funds in which the Company and its Subsidiary Gol are quotaholders are used as means for the risk coverage contracting according to the Company’s risk management policies.

Airline companies are exposed to aircraft fuel price change effects. Aircraft fuel consumption in the first quarter of 2006 and 2005 represented approximately 38.1% and 33.3% of the Company’s operating expenses, respectively. The Company periodically uses future contracts, swaps and oil options and its derivatives to manage those risks. The purpose of the fuel hedge is the fuel acquisition operating expenses. As the aircraft fuel is not traded on a commodities exchange, the liquidity and alternatives for contracting hedge operations of that item are limited. However, the Company has found effective commodities to hedge aircraft fuel costs, mainly crude oil. Historically, oil prices are highly related to aircraft fuel prices, which makes oil derivatives effective in compensating oil price fluctuations, in order to provide short-term protection against sudden fuel price increases. The futures contracts are listed on NYMEX, swaps are contracted with prime international banks and the options can be either those listed on NYMEX or those traded with prime international banks.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

16. Derivative Financial Instruments – Continued

a) Fuel price risk

The Company’s derivatives contracts, at March 31, 2006, are summarized as follows (in thousands, except otherwise indicated):

	03.31.2006	12.31.2005

On March 31:
Fair value of derivative financial instruments at the end of the period	R$ 13,817	R$ 8,464
Average term (months)	7	8
Hedged volume (barrels)	1,116,000	1,431,000

Year ended March 31:
Gains with hedge effectiveness recognized as aircraft fuel expenses	R$ 628	R$ 3,084
Gains with hedge ineffectiveness recognized as financial income	-	-
Current percentage of hedged consumption (during the quarter)	55%	61%

The Company used financial derivatives for short and long terms and keeps its positions for future months. At March 31, 2006 the Company holds a combination of call options, collar structures and swaps to hedge approximately 55% and 17% of its jet fuel consumption for the second quarter and second semester of 2006, respectively, at average oil prices equivalent to approximately US$ 60.15 and US$ 60.40 per barrel, respectively.

The Company classifies fuel hedge as “cash flow hedge”, and recognizes the changes of market fair value of effective hedges accounted in the shareholders’ equity until the hedged fuel is consumed. At March 31, 2006, the unrealized gain recorded in shareholders’ equity was R$ 9,119, net of taxes. Ineffective hedges arise when the change in the value of derivatives is not between 80% and 120% of the hedged fuel value variation. As periodic changes in the fair value of derivatives are ineffective, such “ineffectiveness” is recognized in the same period as the estimated fuel consumption occurs. The effective hedge results are recorded as fuel acquisition cost reduction or increase, and the hedge results that are not effective are recognized as financial revenue or expense. When the aircraft fuel is consumed and the related derivative financial instrument is settled, the gains or losses recorded in shareholders’ equity are recognized as aircraft fuel expenses. The fuel hedge effectiveness is estimated based on correlation statistical methods or by the proportion of fuel purchase expense variations that are offset by the fair market value variation of derivatives.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

16. Derivative Financial Instruments – Continued

a) Fuel price risk – Continued

The fair market value of swaps is estimated by discounted cash flow methods, and the fair value of the options is estimated by the Black-Scholes model adapted to commodities options.

b) Exchange rate risk At March 31, 2006, the main assets and liabilities denominated in foreign currency are related to aircraft leasing and acquisition operations.

The Company’s foreign exchange exposure at March 31, 2006 is set forth below:

	Consolidated

	03.31.2006	12.31.2005

Assets
Cash and cash equivalents and financial investments	176,614	11,120
Deposits for aircraft leasing contracts	29,048	22,583
Prepaid leasing expenses	14,069	14,133
Advances to suppliers	14,157	48,793
Other	9,648	9,713

Total obligations in US dollar	243,536	106,342
Liabilities
Foreign suppliers	8,671	15,628
Operating leases payable	28,727	13,127
Insurance premium payable	9,562	25,371

	46,960	54,126

Foreign exchange exposure in R$	196,576	52,216
Total foreign exchange exposure in US$	90,488	22,308

Obligations not recorded in the balance sheet
Operating lease agreements	914,932	902,658
Obligations arising from firm orders
for aircraft purchase	10,154,935	10,614,923

Total foreign exchange exposure in R$	10,873,291	11,465,365

Total foreign exchange exposure in US$	5,005,197	4,898,263

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

16. Derivative Financial Instruments – Continued

b) Exchange rate risk – Continued

The foreign exchange exposure concerning payable amounts resulting from operating lease operations, insurances, maintenance, and the exposure to fuel price variations caused by the foreign exchange rate are managed by hedge strategies with US dollar futures contracts and US dollar options listed on BM&F (Brazilian Mercantile and Futures Exchange). The expenses accounts that are the purpose of foreign exchange rate hedge are: fuel, lease, maintenance, insurance and international IT services expenses.

Company’s Management believes that the derivatives it uses are extremely correlated to the US dollar/real foreign exchange rate in order to provide short-term protection to foreign exchange rate changes. The Company classifies the US dollar hedge as “cash flow hedge” and recognizes the fair market value variations of highly effective hedges in the same period the estimated expenses which are the purpose of the hedge occur. The market value changes of the highly effective hedges are recorded in Financial Revenues or Expenses until the period the hedged item is recognized, then they are recognized as decrease or increase in incurred expenses. The market value changes of hedges that are not highly effective are recognized as financial revenue or expense. The US dollar hedge effectiveness is estimated by statistical correlation methods or by the proportion of expenses variation that are offset by the fair market value variation of the derivatives.

The fair market value of swaps is estimated by discounted cash flow methods; the fair value of options is estimated by the Black-Scholes model adapted to the currency options; and the futures fair value refers to the last owed or receivable adjustment already accounted and not settled yet.

The Company uses short-term derivative financial instruments. The following table summarizes the position of the foreign exchange derivative contracts (in thousands, except otherwise indicated):

	03.31.2006		12.31.2005

At March 31:
Fair value of derivative financial instruments at the end of the period	R$	(682)	R$	1,249
Remaining longer period (months)		1		1
Hedged volume	R$	30,000	R$	135,129

Year ended March 31:
Losses with hedge effectiveness recognized in operating expenses	R$	(5,383)	R$	(998)
Gains with hedge ineffectiveness recognized in financial expenses	R$	(227)		-
Current percentage of hedged consumption (during the quarter)		65%		60%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

16. Derivative Financial Instruments – Continued

b) Exchange rate risk – Continued

The Company accounts its futures derivative instruments of foreign currencies as cash flow hedges. At March 31, 2006, the unrealized loss in the shareholders’ equity was R$ (450), net of taxes.

c) Credit risk of financial derivative instruments

The derivative financial instruments used by the Company are conducted with top quality credit counterparts, AA+ or better rated international banks, according to Moody’s and Fitch agencies or international futures exchange or the Brazilian Mercantile and Futures Exchange (BM&F). The Company believes that the risk of not receiving the owed amounts by its counterparts in the derivatives operations is not material.

d) Interest rate risk

The Company’s results are affected by changes in international interest rates in US dollar due to the impact of such changes in interest expenses of operating lease agreements. At March 31, 2006, there were no open hedge contracts for the international interest rate risk.

The Company’s results are affected by changes in the interest rates in Brazil, both those applicable to deposits and liabilities in real and those applicable to US dollar indexed securities, due to the impact of such changes in the market value of derivative financial instruments conducted in Brazil, in the market value of prefixed securities in real and in the remuneration of the cash balance and financial investments. The Company uses Interbank Deposit futures of the Brazilian Mercantile and Futures Exchange (BM&F) solely to protect itself from domestic interest rate impacts on the prefixed portion of its investments. At March 31, 2006, the nominal value of Interbank Deposit futures contracts traded on the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$ 184,500 with periods of up to 21 months, with a total fair market value of R$ (38), corresponding to the last owed or receivable adjustment, already estimated and not yet settled. The total variations in market value, payments and receivables related to the DI futures are recognized as increase or decrease in financial revenues in the same period they occur.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

17. Insurance Coverage

Management holds an insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. On March 31, 2006 the insurance coverage, by nature, considering GOL’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type	R$	US$

Warranty – Hull	2,698,844	1,242,333
Civil Liability per occurrence/aircraft	1,629,300	750,000
Warranty – Hull/War	2,698,844	1,242,333
Inventories	387,339	178,300

By means of Law 10,605, as of December 18, 2002, the Brazilian government undertook to supplement possible civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective at September 10, 2001, limited to the equivalent in reais to one billion US dollar.

18. Subsequent events

On April 5, 2006, the Company’s wholly-owned subsidiary Gol Finance closed an offering of US$200 million 8.75% perpetual notes in an offering exempt from SEC and CVM registration. Gol and its subsidiary Gol Transportes Aéreos S.A guarantee the perpetual notes. The issue was assigned a credit rating of Ba2 by Moody’s. The perpetual notes are senior unsecured debt obligations of Gol Finance and have no fixed final maturity date, and are callable at par at the option of the issuer after five years. Gol intends to use the proceeds to finance a portion of its cash payments related to its fleet expansion plan.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period January 1 to March 31 2006 and 2005
(In thousands of reais)

APPENDIX I – STATEMENTS OF CASH FLOW

	Parent Company		Consolidated

	03.31.2006	03.31.2005	03.31.2006	03.31.2005

Net income for the period	160,678	112,472	160,678	112,472
Adjustments to reconcile net income to net cash generated
by operating activities:
Depreciation and amortization	-	-	12,395	6,974
Provision for doubtful accounts receivable	-	-	918	247
Deferred income taxes	(9,712)	-	(16,675)	(3,040)
Equity accounting	(144,488)	(111,837)	-	-
Variations in operating assets and liabilities:
Receivables	-	-	(15,183)	(63,844)
Inventories	-	-	2,644	(292)
Prepaid expenses, taxes recoverable and other
receivables	(1,706)	317	(12,324)	2,171
Credit with associated companies	-	76,239	-	-
Suppliers	-	-	(3,268)	(1,910)
Deposits for leasing contracts	-	-	-	(129)
Airtraffic liability	-	-	(32,258)	(23,455)
Taxes payable	988	-	24,208	(5,020)
Insurance payable	-	-	-	6,172
Payroll and related charges	-	-	(11,843)	8,784
Provisions for contingencies	-	-	(4,581)	2,996
Interest on shareholder’s equity	(43,470)	-	(43,470)	-
Other liabilities	42,343	118	28,622	(19,107)

Net cash generated (used) in operating activities	4,633	77,309	89,863	23,019
Investment activities:
Financial investment	49,810	-	13,456	(216,840)
Investments	(62,402)	(25,769)	137	394
Deposits for leasing contracts	-	-	828	(3,039)
Acquisition of property, plant and equipment, including
advances for aircraft acquisition of R$ 62,856	-	-	(101,498)	(104,784)

Net cash used in investment activities	(12,592)	(25,769)	(87,077)	(324,269)

Financing activities:
Short-term borrowings	-	-	50,443	(8,965)
Capital increase	1,739	-	1,739	-
Total comprehensive income, net of taxes	2,258	-	2,258	-

Net cash generated in financing activities	3,997	-	54,440	(8,965)

Net cash addition	(3,962)	51,540	57,226	(310,215)
Cash and cash equivalents at the beginning of the year	36,632	4,302	129,304	405,730

Cash and cash equivalents at the end of the year	32,670	55,842	186,530	95,515

Transactions not affecting cash
Additional information:
Interest paid during the quarter	-	-	3,263	5,160
Income tax and social contribution paid during the quarter	-	-	76,809	61,331

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.